Filed by Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 000-20288

Subject Company: West Coast Bancorp

Commission File No.: 001-34509

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Portions of transcript of earnings call of Columbia Banking System, Inc. (“Columbia”) held on Thursday, October 25, 2012.

Forward Looking Statements

This filing may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Columbia’s or West Coast’s performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither Columbia nor West Coast assumes any duty to update forward looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Columbia and West Coast, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Columbia’s stock price before closing, including as a result of the financial performance of West Coast prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies, (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and West Coast operate; (iv) the ability to promptly and effectively integrate the businesses of Columbia and West Coast; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Columbia’s and West Coast’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the Merger, Columbia will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and West Coast and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Columbia and West Coast are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE MERGER.

Investors will also be able to obtain these documents, free of charge, from West Coast by accessing West Coast’s website at www.wcb.com under the heading “Investor Relations” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

Participants in the Solicitation

West Coast and Columbia and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of West Coast and Columbia in connection with the merger. Information about the directors and executive officers of West Coast and their ownership of West Coast common stock is set forth in the proxy statement for West Coast’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2012. Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is set forth in the proxy statement for Columbia’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Statement from Melanie Dressel, CEO of Columbia:

I’d like to give you a quick update on the merger with West Coast Bancorp, which we announced on September 26th. We look forward to receiving shareholder approval from both companies late in the fourth quarter, and expect the transaction to be completed sometime in the first quarter 2013. Our strategic plan to integrate Columbia and West Coast is underway with cross-functional teams from both banks playing essential roles. We anticipate a smooth transition and integration – we’ve had plenty of experience over the past couple of years.

Portions of Question & Answer:

Question: Jeff Rulis of D.A. Davidson

Great, the question was really just on the merger expenses expected; which you have stated are estimated at $30 million, I was hoping to get a little better timeline on these. You did have a little this quarter but, maybe if you could comment on what you’re expecting in Q4 and then really in Q1, do you think the bulk of them will come then? Some color on that would be great.

Answer: Clint Stein CFO of Columbia

Sure, well for Q4, there is certain to be expenses similar in nature to those we talked about in our prepared remarks. We had considerable expense associated with our due diligence efforts in the third quarter and then we had some advisory fees associated with drafting the merger agreement. So in terms of what we are looking at in the fourth quarter, we won’t have the due diligence expense but we’ll still have some advisory fees and other odds and ends as we work towards the close and towards the integration, and developing the integration plan but, I don’t want to really give you a number because they’re so many factors in terms of what it could be, but it would be considerably less than the $1.1 million is what our expectation is right now. For the first quarter, the timing of the close really determines how much expense will be recognized; where the bulk of the $30 million of anticipated costs will come in, either at the close or right after the close. So, I think that there could be an uptick in the first quarter. I don’t have a good estimate to give you for that, but I think the bulk of the cost will be immediately following the close. It depends on the timing of the closing, if the expense hits first quarter or hits the second quarter; it just depends on what the actual effective date of the merger is.

Question: Jeff Rulis of D.A. Davidson

Okay. So maybe a better way to put it, would you expect that $30 million to be basically recognized by the end of Q2; that’s pretty range bound; but it will not stretch out across the year?

Answer: Clint Stein CFO of Columbia

I would say that there will be some of that expense that will hit in later quarters; it will come in later because part of what we factored into our estimate is our conversion and integration expense and that will take a couple of quarters or so after the close to complete. I would say that the majority of it would occur within a quarter of closing, but there will be some fairly significant expense going out two quarters or so.

Question: Bret Rabatin of Sterne, Agee & Leach, Inc.

…And then just lastly, I was curious, I know you still have valuation adjustments to make, but we’re just kind of thinking about pro forma capital post the transaction and wondering Melanie, if West Coast was a big enough deal, and would it keep you from doing anything else or if you were seeing other deals out there; maybe you could give us a little update on M&A while we are waiting for those numbers?

Answer: Melanie J. Dressel, CEO of Columbia

Well on a pro forma basis, post- closing we expect that our capital ratio would be about 14.6%. I would say that the consideration of other deals would not necessarily be precluded because of any capital issues. What we want to do is to make sure that the integration of West Coast goes very smoothly and that our focus is on this; so for the next seven months that’s what we’re going to be spending our time doing. But I do think there is going to be continued consolidation of banks in the Pacific Northwest.

Question: Bret Rabatin of Sterne, Agee & Leach, Inc.

Okay. Great. I didn’t know if you were able to find those loan pay off numbers?

Answer: Clint Stein CFO of Columbia

Yeah. I’m sorry for the delay. Our report is just sequenced a little different than how your question was phrased. The number you’re looking for is about $55 million.